April 17, 2026

Moishe Gubin
Chairman and Chief Executive Officer
Strawberry Fields REIT, Inc.
5683 North Lincoln Ave.
Chicago IL 60659

       Re: Strawberry Fields REIT, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2026
           File No. 333-295065
Dear Moishe Gubin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Richard Pearlman